UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

April 10, 2007
Date of Report (Date of earliest event reported)

Thermo Fisher Scientific Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-8002	04-2209186
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

81 Wyman Street, P.O. Box 9046	02454-9046
Waltham, Massachusetts	
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (781) 622-1000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Retirement of Director

On April 10, 2007, Thermo Fisher Scientific Inc. (the "Company"), announced that Paul M. Meister, Chairman of the Board of Directors of the Company (the "Board"), has decided to not stand for re-election as a director at the annual meeting of stockholders, scheduled for May 15, 2007. In anticipation of his retirement, Mr. Meister relinquished his position as Chairman of the Board, effective April 10, 2007. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits

The following Exhibit relating to Item 5.02 shall be deemed "furnished", and not "filed":

Exhibit 99.1   Press Release dated April 10, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 13th day of April, 2007.

THERMO FISHER SCIENTIFIC INC.

By: /s/ Seth H. Hoogasian
      Name: Seth H. Hoogasian
      Title: Senior Vice President, General Counsel
             and Secretary

Exhibit 99.1



ThermoFisher
S C I E N T I F I C

News

FOR IMMEDIATE RELEASE:

Media Contact Information: Investor Contact Information:
Lori Gorski   Ken Apicerno
Phone: 781-622-1242   Phone: 781-622-1111
E-mail: lori.gorski@thermofisher.com   E-mail: ken.apicerno@thermofisher.com
Website: www.thermofisher.com

Thermo Fisher Scientific Announces Paul Meister to Retire from the Board of Directors

WALTHAM, Mass. (April 10, 2007) – Thermo Fisher Scientific Inc. (NYSE: TMO) announced that Paul M. Meister, Chairman of the Board, and former Vice Chairman of Fisher Scientific International, has decided to not stand for re-election at the annual meeting of stockholders, scheduled for May 15, 2007. Fisher Scientific was acquired by Thermo Electron (now known as "Thermo Fisher Scientific") on November 9, 2006.

Paul Meister commented: "I am delighted with the progress made to integrate the Thermo Electron and Fisher Scientific businesses. Marijn Dekkers and his team have been doing a superb job and he has my complete confidence. It has been a great personal privilege to be associated with this outstanding company."

"I would like to thank Paul for his many years of service to Fisher Scientific, and more recently, Thermo Fisher Scientific," said Marijn E. Dekkers, Chief Executive Officer of the Company. "I respect his decision, and wish him the best."

The vacancy created by Mr. Meister's retirement will be filled in accordance with the Company's bylaws and other governance provisions. It is expected that a new director will be identified prior to, and take office at the time of, the upcoming annual meeting.

The Company also announced that, in anticipation of Mr. Meister's retirement, Mr. Meister has relinquished his position as Chairman of the Board.

About Thermo Fisher Scientific

Thermo Fisher Scientific Inc. (NYSE: TMO) is the world leader in serving science, enabling our customers to make the world healthier, cleaner and safer. With an annual revenue rate of more than $9 billion, we employ 30,000 people and serve over 350,000 customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as environmental and industrial process control settings. Serving customers through two premier brands, Thermo Scientific and Fisher Scientific, we help solve analytical challenges from routine testing to complex research and discovery. Thermo Scientific offers customers a complete range of high-end analytical instruments as well as laboratory equipment, software, services, consumables and reagents to enable integrated laboratory workflow solutions. Fisher Scientific provides a complete portfolio of laboratory equipment, chemicals, supplies and services used in healthcare, scientific research, safety and education. Together, we offer the most convenient purchasing options to customers and continuously advance our technologies to accelerate the pace of scientific discovery, enhance value for customers and fuel growth for shareholders and employees alike. Visit www.thermofisher.com.